Telkoor Telecom Ltd.


                       EXHIBIT B

                  NOTICE OF CONVERSION


       The undersigned Lender in the Convertible Note due
February 6, 2005 ("Convertible Note"), in the original principal amount of Two Hundred Fifty Thousand Dollars
($250,000) to Digital Power Corporation (the "Borrower") herby exercises the option to convert the Convertible Note into 235,849 shares of Common Stock of the Borrower in accordance with the terms of the Convertible Note, and directs that the shares issuable upon the conversion, be issued in the undersigned's name and delivered to the undersigned as soon as practicable.

      The number of shares to be received in the conversion is 235,849, and after the conversion the principal amount remaining outstanding on the Convertible Note is $0.


                                  TELKOOR TELECOM LTD.,
                          An Israeli limited liability company


Date: Feb 8. 2006

Signature: ______________

Name:     Uri Friedlander

Title:    CFO